Exhibit 99.51

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus is a base shelf prospectus. This short form prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and accordingly will not be offered, sold or delivered, directly or indirectly, within the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or for the benefit of, a U.S. person (as defined in Regulation S under the 1933 Act) without the availability of an exemption from registration. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of CI Financial Corp. at 2 Queen Street East, Twentieth Floor, Toronto, Ontario, Canada M5C 3G7 (telephone (416) 364-1145) and are also available electronically at www.sedar.com.

Preliminary Short Form Base Shelf Prospectus

New Issue	December 5, 2019

CI Financial Corp.

$2,000,000,000

Debt Securities (unsecured)

Subscription Receipts

Preference Shares

Common Shares

CI Financial Corp. (“CI” or the “Corporation”) may from time to time offer and issue the following securities: (i) unsecured debt securities of the Corporation (“Debt Securities”), (ii) subscription receipts of the Corporation (“Subscription Receipts”); and (iii) preference shares (“Preference Shares”) and common shares (“Common Shares”) of the Corporation (“Equity Securities”) or any combination thereof. The Debt Securities, Subscription Receipts, and Equity Securities (collectively, the “Securities”) offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements (collectively or individually, as the case may be, a “Prospectus Supplement”). All information not included in this short form base shelf prospectus (the “Prospectus”) will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. The Corporation may sell at the initial offer price up to $2,000,000,000 in the aggregate of Securities (or its equivalent in any other currency used to denominate the Securities at the time of the offering) at any time during the 25-month period that this Prospectus, including any amendments hereto, remains valid.

The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption at the option of the Corporation or the holder, any exchange or conversion terms and any other specific terms; (ii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares and any other specific terms; and (iii) in the case of Equity Securities, the designation of the particular class and series, the number of shares offered, the issue price and dividend rate, if any, and any other terms specific to the Equity Securities. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.

Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus does not qualify for issuance any Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as the prime rate or a bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR.

The Corporation may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged by the Corporation in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. See “Plan of Distribution”. The offering of the Securities is subject to the approval of certain legal matters on behalf of the Corporation.

In connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

The issued and outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “CIX”. On December 4, 2019, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $20.90 per Common Share.

Unless otherwise specified in the applicable Prospectus Supplement, Securities, other than the Common Shares, will not be listed on any securities exchange. Accordingly, unless so specified, there will be no market through which these Securities may be sold, and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation. See “Risk Factors”.

The head and registered office of the Corporation is located at 2 Queen Street East, Twentieth Floor, Toronto, Ontario, Canada M5C 3G7. Unless otherwise specifically stated, all dollar amounts in this Prospectus are expressed in Canadian dollars.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	3
DOCUMENTS INCORPORATED BY REFERENCE	3
THE CORPORATION	5
BUSINESS OF THE CORPORATION AND ITS SUBSIDIARIES	6
CONSOLIDATED CAPITALIZATION	7
USE OF PROCEEDS	7
EARNINGS COVERAGE RATIOS	7
PLAN OF DISTRIBUTION	7
DESCRIPTION OF DEBT SECURITIES	8
DESCRIPTION OF SUBSCRIPTION RECEIPTS	10
DESCRIPTION OF EQUITY SECURITIES	10
PRICE RANGE AND TRADING VOLUME OF COMMON SHARES	11
DIVIDEND RECORD AND POLICY	11
PRIOR SALES	11
PRINCIPAL SHAREHOLDERS	12
RISK FACTORS	12
AUDITORS, TRANSFER AGENT AND REGISTRAR	13
PURCHASERS’ STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION	13
CERTIFICATE OF THE CORPORATION	C-1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to the Corporation and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described under “Risk Factors” in this Prospectus and under “Risk Management” in the management’s discussion and analysis of results of operations and financial condition and the annual information form that are incorporated by reference into this Prospectus. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. The reader is cautioned against undue reliance on these forward-looking statements.

Except as otherwise stated, these statements are made as of the date of this document and, except as required by applicable law, management and the board of directors of the Corporation (the “Board of Directors”) undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of documents incorporated herein by reference may be obtained upon request without charge from the Secretary of the Corporation at 2 Queen Street East, Twentieth Floor, Toronto, Ontario, Canada M5C 3G7. Copies of documents incorporated by reference may also be obtained by accessing www.sedar.com.

The following documents, filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the Corporation’s audited consolidated financial statements, together with the accompanying report of the auditors, for the year ended December 31, 2018;

(b)	management’s discussion and analysis of results of operations and financial position of the Corporation for the year ended December 31, 2018;

(c)	the Corporation’s annual information form dated March 1, 2019;

(d)	the Corporation’s management information circular dated May 8, 2019 for its annual meeting of shareholders held on June 24, 2019;

(e)	the Corporation’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2019;

(f)	management’s discussion and analysis of results of operations and financial position of the Corporation for the three and nine months ended September 30, 2019;

(g)	the Corporation’s material change report dated April 18, 2019, in respect of the retirement of Peter Anderson, Chief Executive Officer of the Corporation;

(h)	the Corporation’s material change report dated June 26, 2019, in respect of the appointment of Darie Urbanky as President of the Corporation; and

(i)	the Corporation’s material change report dated August 6, 2019, in respect of the appointment of Kurt MacAlpine as Chief Executive Officer and Director of the Corporation.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports) and any other documents of the Corporation of the type required to be incorporated by reference herein under National Instrument 44-101 – Short Form Prospectus Distributions, all as filed by the Corporation with the various securities commissions or similar authorities in the provinces of Canada pursuant to the requirements of applicable securities legislation after the date of this Prospectus and prior to 25 months from the date of issuance of the receipt for this Prospectus shall be deemed to be incorporated by reference into this Prospectus.

Upon new annual financial statements and related management’s discussion and analysis (“MD&A”) of the Corporation being filed by the Corporation with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual financial statements and related MD&A, and all previous interim financial statements and related interim MD&A, filed prior to the commencement of the Corporation’s financial year in which the new annual financial statements and related MD&A are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

Upon a new annual information form (“AIF”) of the Corporation being filed by the Corporation with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous AIF, any material change reports filed prior to the end of the financial year in respect of which the new AIF is filed, any management information circular filed since the start of such financial year (unless otherwise required by applicable Canadian securities legislation to be incorporated by reference into this Prospectus), and any business acquisition report for an acquisition completed since the beginning of such financial year (unless such report is incorporated by reference into the current AIF or less than nine months of the acquired business’ or related businesses’ operations are incorporated into the Corporation’s most recent annual financial statements), shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new management information circular prepared in connection with an annual general meeting of the Corporation’s shareholders being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous information circular prepared in connection with an annual general meeting of the Corporation’s shareholders shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

Upon interim financial statements and related MD&A of the Corporation being filed by the Corporation with the applicable securities regulatory authorities during the currency of this Prospectus, all previously filed interim financial statements and related MD&A shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

Any template version of any “marketing materials” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

A Prospectus Supplement containing the specific variable terms of an offering of Securities, updated disclosure of earnings coverage ratios, if applicable, and other information in relation to the Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement but only for the purposes of the offering of the Securities covered by that Prospectus Supplement.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded thereafter shall not constitute a part of this Prospectus, except as so modified or superseded.

THE CORPORATION

The Corporation is the successor to CI Financial Income Fund (the “Fund”), following the completion of the conversion of the Fund from an income trust to a corporate structure by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) (the “OBCA”) on January 1, 2009 (the “Conversion”). The Fund had been created effective June 30, 2006 when CI Financial Inc. converted to an income trust. The Conversion effectively reversed this income trust conversion.

The Corporation was incorporated under the OBCA on November 12, 2008 and did not carry on any active business prior to the Conversion, other than executing the arrangement agreement pursuant to which the Conversion was implemented.

The registered and head office of the Corporation is 2 Queen Street East, Twentieth Floor, Toronto, Ontario, Canada M5C 3G7.

The principal business of the Corporation is carried on through its subsidiaries, CI Investments Inc. (“CI Investments”), Assante Wealth Management (Canada) Ltd. (“AWM”), CI Private Counsel LP (“CIPC”), GSFM Pty Ltd. (“GSFM”), WealthBar Financial Services Inc. (“WealthBar”), and BBS Securities Inc. (“BBS”).

The table below shows the principal entities controlled by the Corporation as at November 30, 2019, including (i) the percentage of votes attaching to all voting securities of the entity beneficially owned, controlled or directed by the Corporation, and (ii) the jurisdiction of incorporation or formation:

Entity	Jurisdiction	Ownership %
CI Investments Inc.	Ontario	100%
Assante Wealth Management (Canada) Ltd.	Canada	100%

BUSINESS OF THE CORPORATION AND ITS SUBSIDIARIES

CI is an independent Canadian company offering global asset management and wealth management advisory services. CI is well diversified with a strong presence in both the Canadian asset management and advisory businesses. CI is also diversified internationally through its subsidiary GSFM, an asset manager operating in Australia and New Zealand.

Within the Canadian asset management industry, CI’s strengths include a wide selection of portfolio management teams that operate independently of one another and offer distinct investment approaches. This multi-manager model is a key factor distinguishing CI within the Canadian marketplace. CI also offers a comprehensive product lineup diversified by portfolio manager, asset class, geographic region, investment approach, and by platform, including various classes of mutual funds, segregated funds and exchange-traded funds. CI distributes its products to Canadian investors through multiple channels, including the institutional investment market and through retail dealers and advisors across Canada. Through the acquisition of a 75% stake in WealthBar, CI also offers investors access to a digital advice platform.

Within asset administration, AWM and CIPC focus on providing clients with an integrated approach to wealth planning that includes financial planning, wealth management, estate and succession planning and insurance services in addition to investment management.

CI’s asset management operations are conducted through its subsidiaries CI Investments, Marret Asset Management Inc., CIPC, and, in Australia, through GSFM. Asset administration is conducted through its subsidiary AWM.

The asset management segment provides the majority of CI’s income and derives its revenues principally from the fees earned on the management of several families of mutual, segregated, pooled, exchange-traded, and closed-end funds, and discretionary accounts. The asset administration segment derives its revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients and capital market activities.

CI Investments is an investment fund management company engaged in the business of sponsoring, managing, distributing and administering investment funds in Canada. These products are distributed primarily through brokers, independent financial planners and insurance advisors, including AWM and CIPC financial advisors. CI Investments is also a portfolio manager and exempt market dealer.

AWM’s subsidiaries include financial services distribution companies engaged in the business of providing financial planning.

As at November 30, 2019, CI, through its subsidiaries, managed and advised on approximately $180 billion in client assets.

Additional information about the Corporation’s businesses is included in the documents incorporated by reference into this Prospectus.

CONSOLIDATED CAPITALIZATION

The following table sets forth the unaudited consolidated capitalization of the Corporation as at September 30, 2019. Since September 30, 2019, there have been no material changes to the share and loan capital of the Corporation on a consolidated basis.

Designation (Authorization)	As at September 30, 2019
(amounts in $000s, except share amount)
Cash and cash equivalents	119,894
Long-term debt	1,569,185
Shareholders’ equity	1,528,831
Total capitalization	3,098,016
Common Shares (unlimited)	229,159,837
Preference Shares (unlimited)	Nil

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds resulting from the issue of Securities will be used to repay indebtedness and for general corporate purposes, including in connection with acquisitions and investments by the Corporation.

All expenses incurred in connection with this Prospectus, any offerings of Securities hereunder and related commissions will be paid out of the Corporation’s general funds.

EARNINGS COVERAGE RATIOS

If Debt Securities having a term to maturity in excess of one year or Preference Shares are offered under a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Securities.

PLAN OF DISTRIBUTION

The Corporation may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged by the Corporation in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement (other than those that may be subject to an over-allotment option, if applicable) if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.

The Securities may also be sold directly by the Corporation at such prices and upon such terms as agreed to by the Corporation and the purchaser or through agents designated by the Corporation from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus and an applicable Prospectus Supplement is delivered will be named, and any commissions payable by the Corporation to such agent will be set forth, in the Prospectus Supplement.

Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a best efforts basis for the period of its appointment.

The Corporation may agree to pay the underwriters, dealers or agents a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission will be paid out of the general funds of the Corporation. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

In connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.

Unless otherwise specified in a Prospectus Supplement, the Securities will not be registered under the 1933 Act or the securities laws of any states in the United States and, subject to certain exceptions, may not be offered or sold or otherwise transferred or disposed of in the United States. Accordingly, the Securities will only be offered or sold within the United States pursuant to Rule 144A or another exemption under the 1933 Act and thereafter may only be re-offered or re-sold in the United States or to, or for the account or benefit of, a U.S. person pursuant to the registration requirements of the 1933 Act and applicable state securities laws or an exemption therefrom. In addition, until 40 days after closing of an offering of Securities, an offer or sale of the Securities within the United States by any dealer (whether or not participating in such offering) may violate the registration requirement of the 1933 Act if such offer or sale is made other than in accordance with Rule 144A or another exemption under the 1933 Act.

DESCRIPTION OF DEBT SECURITIES

The following describes certain general terms and provisions of the Debt Securities. The particular terms and provisions of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement.

The Debt Securities will be direct unsecured obligations of the Corporation and will be senior or subordinated indebtedness of the Corporation as described in the relevant Prospectus Supplement.

The Debt Securities may be offered separately or together with Equity Securities or Subscription Receipts, as the case may be. The Debt Securities will be issued under one or more indentures (each, a “Trust Indenture”) in each case between the Corporation and a trustee (an “Indenture Trustee”), determined by the Corporation in accordance with applicable laws. The statements made below relating to the Trust Indenture and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof, are not complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Trust Indenture.

Each Trust Indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Corporation. Reference is made to the applicable Prospectus Supplement which will accompany this Prospectus for the terms and other information with respect to the offering of Debt Securities being offered thereby, including:

•	the specific designation of the Debt Securities;

•	any limit upon the aggregate principal amount of the Debt Securities that may be authenticated and delivered under the Trust Indenture;

•	the denominations in which any Debt Securities will be issuable;

•	if other than Canadian dollars, the currency in which payment of the principal of, and premium, if any, or interest, if any, on the Debt Securities will be payable or in which the Debt Securities will be denominated;

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•	the date or dates on which the principal of the Debt Securities is payable and the portion (if other than the principal amount) of Debt Securities that will be payable upon declaration of acceleration;

•	the rate or rates at which the Debt Securities will bear interest, if any, the date or dates from which interest will accrue and the dates on which interest will be payable;

•	whether the Debt Securities will be guaranteed and the material terms of any such guarantee;

•	the basis upon which interest will be calculated if other than on the basis of a 360-day year of twelve 30-day months;

•	the place or places, if any, other than or in addition to Toronto, where the principal of (and premium, if any) and any interest on Debt Securities will be payable, any Debt Securities may be surrendered for registration of transfer, Debt Securities may be surrendered for exchange and the place or places where notices or demands to or upon the Corporation in respect of the Debt Securities may be served;

•	whether the Corporation has an option to redeem the Debt Securities, whether in whole or in part, and the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which Debt Securities may be redeemed;

•	whether the Corporation has the obligation to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder of Debt Securities, and the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

•	any conversion or exchange terms;

•	the name of the Indenture Trustee under the Trust Indenture pursuant to which the Debt Securities are to be issued;

•	whether the amount of payments of principal of, and premium, if any, or interest on the Debt Securities may be determined with reference to a formula or other method, and the manner in which such amounts will be determined;

•	whether the principal of, and premium, if any, and interest, if any, on the Debt Securities are to be payable, at the Corporation’s election or at the election of a holder, in a currency other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency in which such Debt Securities are denominated or stated to be payable and the currency in which such Debt Securities are to be so payable;

•	any provisions limiting the applicability of, in modification of, in addition to or in lieu of the defeasance provisions of the applicable Trust Indenture that will be applicable to the Debt Securities;

•	provisions, if any, granting special rights to the holders of Debt Securities upon the occurrence of such events as may be specified;

•	events of default or covenants with respect to Debt Securities, and any deletions from, modifications of or additions to events of default or covenants with respect to Debt Securities, whether or not such events of default or covenants are consistent with the events of default or covenants in the applicable Trust Indenture;

•	whether any Debt Securities are to be issuable in global form and, if so, whether beneficial owners of interests in any such global security may exchange such interests for Debt Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur;

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•	the person to whom any interest on any security will be payable, if other than the person in whose name that security is registered at the close of business on the record date for such interest;

•	if Debt Securities are to be issuable in definitive form, whether upon original issue or upon exchange of a temporary security of such series, only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and/or terms of such certificates, documents or conditions; and

•	any other terms, conditions, rights and preferences, or limitations of the Debt Securities.

Debt Securities of a single series may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following sets forth certain general terms and provisions of the Subscription Receipts. The particular terms and provisions of the Subscription Receipts offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms described below apply to those Subscription Receipts, will be described in such Prospectus Supplement.

Subscription Receipts may be offered separately or together with Equity Securities or Debt Securities, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement. Under the subscription receipt agreement, an original purchaser of Subscription Receipts will have a contractual right of rescission following the issuance of Common Shares to such purchaser upon the exchange of Subscription Receipts. The contractual right of rescission will entitle such original purchasers to receive the amount paid for the applicable Subscription Receipts upon surrender of the underlying Common Shares, if this Prospectus, the relevant Prospectus Supplement, and any amendment thereto, contains a misrepresentation or is not delivered to such purchaser, provided (i) the exchange takes place within 180 days of the date of the purchase under this Prospectus of such Subscription Receipts, and (ii) such remedy for rescission is exercised within 180 days of the date the Subscription Receipts are issued. See “Purchasers’ Statutory and Contractual Rights of Withdrawal and Rescission”.

The particular terms of each issue of Subscription Receipts will be described in the related Prospectus Supplement. This description will include, where applicable (i) the number of Subscription Receipts, (ii) the price at which the Subscription Receipts will be offered, (iii) the procedures for the exchange of the Subscription Receipts into Common Shares, (iv) the number of Common Shares that may be issued upon exchange of each Subscription Receipt, (v) the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security, and (vi) any other material terms and conditions of the Subscription Receipts. Securities issued upon the exchange of Subscription Receipts will be issued for no additional consideration.

DESCRIPTION OF EQUITY SECURITIES

The following is a brief summary of the Corporation’s authorized share capital. The authorized share capital is established in the Corporation’s articles of incorporation, as amended. This summary may not be complete and is subject to, and qualified in its entirety by reference to, the Corporation’s articles of incorporation, as amended.

The Corporation’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of Preference Shares, issuable in series. As at November 30, 2019 there were 225,011,537 Common Shares issued and outstanding. No Preference Shares have been issued by the Corporation.

The Equity Securities may be offered separately or together with the Debt Securities or Subscription Receipts, as the case may be. The particular terms and provisions of the Equity Securities offered by a Prospectus Supplement and the extent to which these general terms and provisions apply will be described in such Prospectus Supplement.

Common Shares

Holders of Common Shares are entitled to one vote per share at meetings of shareholders of the Corporation, to receive dividends if, as and when declared by the Board of Directors (subject to the rights of shares, if any, having priority over the Common Shares) and to receive pro rata the remaining property and assets of the Corporation upon its dissolution or winding up, subject to the rights of shares, if any, having priority over the Common Shares.

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Preference Shares

Each series of Preference Shares shall consist of such number of shares and have such rights, privileges, restrictions and conditions as may be determined by the Board of Directors prior to the issuance thereof. These will be described in the Prospectus Supplement prepared in connection with such issuance. Holders of Preference Shares, except as required by law or as provided in the rights, privileges, restrictions and conditions of a particular series, will not be entitled to vote at meetings of shareholders of the Corporation. With respect to the payment of dividends and distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the Preference Shares of each series shall rank on a parity with the Preference Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking junior to the Preference Shares from time to time and may also be given such other preferences over the Common Shares and any other shares ranking junior to the Preference Shares as may be determined at the time of creation of such series.

PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

The Common Shares are traded on the TSX under the symbol “CIX”. The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the TSX for the periods indicated:

Price ($)

Month	High	Low	Trading Volume
December 1-4, 2019	21.03	20.34	2,010,824
November 2019	21.255	18.98	9,901,394
October 2019	19.47	18.26	8,269,556
September 2019	19.655	18.58	11,161,083
August 2019	20.63	18.00	12,201,289
July 2019	21.97	20.35	9,733,879
June 2019	21.57	20.18	11,850,023
May 2019	20.97	18.99	13,209,345
April 2019	19.72	17.96	12,344,173
March 2019	19.25	17.71	20,290,165
February 2019	19.44	17.225	12,167,154
January 2019	18.58	16.92	12,163,785
December 2018	20.28	16.47	18,973,234

On December 4, 2019, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $20.90.

DIVIDEND RECORD AND POLICY

The Board of Directors has established a dividend policy pursuant to which the Corporation will authorize the declaration and payment of a fixed dividend to be paid to holders of Common Shares. Dividends are paid at the discretion of the Board of Directors and the dividend rate will be reviewed from time to time by the Board of Directors after giving consideration to CI’s cash flow, financial position, net earnings, sales outlook and other relevant factors.

The current dividend is $0.18 per Common Share per quarter.

PRIOR SALES

The Corporation has not sold or issued any Common Shares or securities convertible into or exchangeable for Common Shares during the 12-month period ending on November 30, 2019 other than:

(a)	on September 1, 2019, 203,136 restricted share units(1)(2) under the Corporation’s restricted share unit plan, in respect of a signing bonus for Kurt MacAlpine as Chief Executive Officer, having a grant date value of $19.08 per restricted share unit;

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(b)	on February 26, 2019, 494,292 restricted share units (1)(2) under the Corporation’s restricted share unit plan having a grant date value of $18.99 per restricted share unit;

(c)	on the respective dates on which the Corporation paid a dividend on its Common Shares from December 1, 2018 to November, 2019, an additional aggregate 38,771 restricted share units (1)(2) as dividend equivalent restricted share units credited to participants under the terms of the Corporation’s restricted share unit plan having dividend payment date values ranging between $17.60 to $21.62 per restricted share unit; and

(d)	on February 26, 2019, options to acquire an aggregate of 743,027 Common Shares under the Corporation’s employee stock option plan at a price of $18.99 per share.

Notes:

(1)	The number of restricted share units granted or credited is determined based on the value of Common Shares determined in accordance with the terms of the restricted share unit plan on the grant date or dividend payment date, as applicable.

(2)	Upon vesting of restricted share units, the Corporation may elect to settle restricted share units by one or a combination of (a) paying cash equal to the market value of one Common Share (as determined in accordance with the terms of the restricted share unit plan) per restricted share unit or (b) delivering one Common Share for each restricted share unit (such Common Shares either issued from treasury or purchased on the market through a trust pursuant to the terms of the restricted share unit plan). The Corporation has chosen to use a trust to hold Common Shares purchased on the market to fulfill obligations to employees arising from the restricted share unit plan – see Note 6 to the Corporation’s interim unaudited consolidated financial statements for the three and nine months ended September 30, 2019 which are incorporated by reference in this Prospectus. Accordingly, CI does not currently expect to issue a material number of Common Shares from treasury upon vesting and settlement of these restricted share units.

The Corporation has not sold or issued any Debt Securities or securities convertible into or exchangeable for Debt Securities during the 12-month period ending on November 30, 2019 other than on July 22, 2019, $350 million aggregate principal amount of debentures having a term of five years maturing in July 2024 and carrying an annual interest rate of 3.215% payable semi-annually.

PRINCIPAL SHAREHOLDERS

To the knowledge of the Corporation, no person or entity beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to the outstanding Common Shares, other than “Fidelity” which may include the following entities: Fidelity Management & Research Company, FMR Co., Inc., Fidelity Management Trust Company, FIAM LLC, Fidelity Institutional Asset Management Trust Company, Strategic Advisers LLC, FIL Limited, Crosby Advisors LLC, Fidelity SelectCo, LLC, and Fidelity (Canada) Asset Management ULC. According to an early warning report under the alternative monthly reporting system prescribed by National Instrument 62-103 The Early Warning System and Related Take-Over Bid and Insider Reporting Issues filed on January 8, 2019, Fidelity holds 25,178,492 Common Shares of the Corporation, representing approximately 11.2% of the outstanding Common Shares as at November 30, 2019.

RISK FACTORS

Prospective investors in a particular offering of the Securities should carefully consider, in addition to information contained in the Prospectus Supplement relating to that offering, the information set forth in the section entitled “Risk Management” in the Corporation’s most recent AIF and the section entitled “Risk Management” in the MD&A in respect of the Corporation’s most recent annual financial statements and the MD&A in respect of the Corporation’s most recent interim financial statements filed thereafter, each of which is incorporated by reference in this Prospectus.

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AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Ernst & Young LLP, chartered accountants, located at 100 Adelaide Street West, P.O. Box 1, Toronto, Ontario, M5H 0B3. Ernst & Young LLP is independent with respect to the Corporation in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

Computershare Investor Services Inc. acts as Transfer Agent and Registrar for the Common Shares and maintains registers of transfers of the Common Shares in Toronto, Montreal and Vancouver.

PURCHASERS’ STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province.

Original Canadian purchasers of Securities which are convertible or exchangeable into other securities of the Corporation (including Subscription Receipts or Debt Securities which are convertible or exchangeable) will have a contractual right of rescission against the Corporation following the issuance of underlying securities of the Corporation to such original purchasers upon the conversion or exchange of such Securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid for the applicable convertible or exchangeable Securities (and any additional amount paid upon conversion, exchange or exercise thereof) upon surrender of the underlying securities of the Corporation issued upon the conversion or exchange of such Securities, in the event that this Prospectus, the relevant Prospectus Supplement or an amendment contains a misrepresentation, provided that: (i) the conversion or exchange takes place within 180 days of the date of the purchase under this Prospectus of the Securities which are convertible or exchangeable; and (ii) the right of rescission is exercised within 180 days of the date of the purchase under this Prospectus of such Securities. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

In an offering of Securities which are convertible or exchangeable into other securities of the Corporation (including Subscription Receipts or Debt Securities which are convertible or exchangeable), investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which such Securities were offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion or exchange of the Security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces.

The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

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CERTIFICATE OF THE CORPORATION

Dated: December 5, 2019

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada.

CI FINANCIAL CORP.

(Signed) KURT MACALPINE	(Signed) DOUGLAS J. JAMIESON
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) WILLIAM T. HOLLAND	(Signed) PAUL J. PERROW
Director	Director

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